Quesadilla Gorilla, Inc.

Profit and Loss
January - February, 2022

	TOTAL
Income	
40000 Sales	
40010 Food	285,616.26
40020 Beer & Wine	15,706.50
40030 Liquor	13,930.00
40040 Catering	30,814.90
40042 Christmas Tree Auction	844.11
Total 40040 Catering	**31,659.01**
40050 Merchandise	585.30
40080 Third Party	80,072.91
Total 40000 Sales	**427,569.98**
41000 Delivery Fee	754.92
45000 Discounts Given	-5,890.47
42000 Loyalty Program	-2,209.52
Total 45000 Discounts Given	**-8,099.99**
46000 Refunds Given	-489.37
Total Income	**$419,735.54**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50001 Food Cost	111,124.72
50002 Beer Cost	3,363.78
50003 Liquor Cost	1,373.30
50004 Liquor Mixers Cost	774.96
51000 Wages	162,785.49
51001 Payroll Taxes	23,754.49
Total 51000 Wages	**186,539.98**
Total 50000 Cost of Goods Sold	**303,176.74**
50100 Cash Over/Short	2.00
Total Cost of Goods Sold	**$303,178.74**
GROSS PROFIT	**$116,556.80**
Expenses	
60000 Advertising	7,425.47
60100 Auto Fuel	3,915.41
60200 Bank Charges	196.65
60201 Interest Expense	1,195.72
Total 60200 Bank Charges	**1,392.37**
61600 Donations	540.41
62500 Catering Expense	791.14
62501 Propane	2,885.59
Total 62500 Catering Expense	**3,676.73**
62700 Cell Phone	1,118.83
63000 Payroll & Benefit Expenses	

Quesadilla Gorilla, Inc.

Profit and Loss
January - February, 2022

	TOTAL
63001 Employee Appreciation	1,598.47
63002 Gym Membership Benefit	98.96
63005 Health Insurance	4,794.62
63006 Meals and Entertainment	803.64
63007 Mileage Reimbursements	49.14
63008 Employee Discounts	2,637.90
63010 Travel Expense	203.40
63035 Officer(s) Wage Expenses	28,000.00
63036 Management Wage Expenses	32,101.59
63037 Payroll Tax Expenses	6,916.14
63038 Office Staff Wages	8,040.00
Total 63000 Payroll & Benefit Expenses	**85,243.86**
63030 Employee Development	3,793.77
65000 Insurance Expense	6,011.69
65004 Workers Compensation Insurance	3,166.37
Total 65000 Insurance Expense	**9,178.06**
65500 Contractor and Professional Fees	300.00
66000 Facility Expense	
66001 Rent or Lease	11,362.24
66002 Security Expense	900.26
66003 Pest Control	615.00
66010 Storage Unit Rent	651.00
66100 Utilities	105.98
66101 Electric	5,664.76
66102 Natural Gas	949.68
66103 Telecommunications Expense	2,431.31
66104 Water	67.97
66105 Garbage	1,513.46
Total 66100 Utilities	**10,733.16**
Total 66000 Facility Expense	**24,261.66**
67000 Legal & Professional Fees	1,593.50
67001 Accounting Fees	11,292.94
Total 67000 Legal & Professional Fees	**12,886.44**
67200 Merchandise Expense	
67203 Merchandise Production	140.54
Total 67200 Merchandise Expense	**140.54**
67300 Licenses & Permits	3,029.00
67500 Merchant Service Fees	
67501 Catering Event Fee	2,012.00
67502 Credit Card Processing Fee	10,106.00
67503 Doordash Fees	16,034.37
67504 Grubhub Fees	6,021.31
67505 Square Fees	519.21

Quesadilla Gorilla, Inc.

Profit and Loss
January - February, 2022

	TOTAL
Total 67500 Merchant Service Fees	**34,692.89**
68000 Office Supplies	4,927.34
68001 Marketing and Promotions	1,292.55
68002 Online Shipping Expense	267.88
68003 Team Software	10,074.45
Total 68000 Office Supplies	**16,562.22**
69000 Restaurant Supplies	14,657.82
69001 Supplies Expense	2,705.51
69002 Janitorial	5,551.03
69003 Small Equipment Expense	13,259.72
69004 COVID Expenses	685.16
Total 69001 Supplies Expense	**22,201.42**
69006 Vendor Fee	350.00
69100 Repair & Maintenance	6,474.63
69101 Grease Trap	240.00
Total 69100 Repair & Maintenance	**6,714.63**
Total Expenses	**$252,081.53**
NET OPERATING INCOME	$ -135,524.73
Other Income	
89200 Interest Earned	2.75
Total Other Income	**$2.75**
NET OTHER INCOME	**$2.75**
NET INCOME	$ -135,521.98

Quesadilla Gorilla, Inc.

Balance Sheet
As of February 28, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10010 CBB Savings 7801	0.00
10020 CBB Checking 5260	52,983.77
10060 Expensify Clearing Account	37.67
10100 Chase Checking 9866	2,682.18
10110 Chase Savings 8310	0.00
10120 Chase Tax Account 2261	16,423.82
10400 Cash on Hand	3,627.43
Total Bank Accounts	**$75,754.87**
Accounts Receivable	
11000 Accounts Receivable	1,485.54
Total Accounts Receivable	**$1,485.54**
Other Current Assets	
11200 Due from Shareholder	33,197.67
11300 Inventory Asset	36,000.00
11400 Merchant Undeposited Funds	0.00
11401 DoorDash Undeposited Funds	9,036.93
11402 Grubhub Undeposited Funds	2,376.71
11404 Square Undeposited Funds	4,705.04
11405 Stripe Undeposited Funds	0.00
11406 Toast Undeposited Funds	15,204.53
Total 11400 Merchant Undeposited Funds	**31,323.21**
11410 Quickbooks Undeposited Funds	0.00
11510 Prepaid Expenses	20,316.80
11511 Prepaid Liquor License	20,834.00
11600 Suspense	0.00
11650 Uncategorized Asset	0.00
11700 Payroll Advance	1,599.78
Total Other Current Assets	**$143,271.46**
Total Current Assets	**$220,511.87**
Fixed Assets	
12000 Accumulated Depreciation	-521,178.19
12100 Auto & Transport Eq.	222,389.00
12200 Furniture & Equipment	72,006.25
12300 Improvements	147,806.59
12400 Machinery & Equipment	167,670.73
Total Fixed Assets	**$88,694.38**
Other Assets	
12500 Accumulated Amortization	-8,259.34
12600 Amortization	15,835.00
12700 Goodwill	14,182.48

Quesadilla Gorilla, Inc.

Balance Sheet
As of February 28, 2022

	TOTAL
12800 Other Asset	0.00
12810 Capitalized Franchising Costs	49,259.42
12820 Start-up Costs	6,411.85
Total 12800 Other Asset	**55,671.27**
12900 Rental Deposit	6,122.00
Total Other Assets	**$83,551.41**
TOTAL ASSETS	**$392,757.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	21,993.64
Total Accounts Payable	**$21,993.64**
Credit Cards	
21000 Capital One	19,406.57
21200 Citi Credit Card 7607	678.28
21400 Expensify Card Liability Account	0.00
Total Credit Cards	**$20,084.85**
Other Current Liabilities	
21300 Catering Deposits	2,928.58
21500 N/P Steve Starr	100,000.00
22000 Sales Tax Payable	12,554.51
22001 Fresno County	4,334.05
22002 Kings County	240.99
Total 22000 Sales Tax Payable	**17,129.55**
23000 Undistributed Tips	0.00
23001 Tips Payable - Toast	3,800.70
23002 Tips - Doordash	0.00
23003 Tips - Doordash Drive	-556.28
23004 Tips Payable - Square	1,037.90
Total 23000 Undistributed Tips	**4,282.32**
23500 Gift Card Liability	51,238.48
23600 Prepaid Orders	43.79
23700 Miguel Loan	0.00
24000 Payroll Clearing	2,222.26
24002 Payroll Liability	6,114.17
24003 Medical Clearing	1,651.86
Total 24002 Payroll Liability	**7,766.03**
Total 24000 Payroll Clearing	**9,988.29**
24010 Uncleared Paychecks	851.02
Total Other Current Liabilities	**$186,462.03**

Quesadilla Gorilla, Inc.

Balance Sheet
As of February 28, 2022

	TOTAL
Total Current Liabilities	**$228,540.52**
Long-Term Liabilities	
25001 Notes Payable - 2015 Ford Transit 3111	14,618.50
25002 Notes Payable - 2018 Ford Transit 3659	20,641.87
25005 CRF Access Capital Loan	100,000.00
25100 PPP Loan #1	0.00
25101 PPP Loan #2	0.00
25102 EIDL Loan	500,000.00
25500 WareHouse Row Loan	0.00
26000 SMBX Bonds	120,946.08
27000 Due to Shareholder	0.00
27001 Miguel Reyes	0.00
Total 27000 Due to Shareholder	**0.00**
28000 Quickbooks Loan Dec 2019	0.00
Total Long-Term Liabilities	**$756,206.45**
Total Liabilities	**$984,746.97**
Equity	
30000 Opening Balance Equity	0.00
30001 Capital - Miguel	0.00
30002 Capital - Mikayla	0.00
30010 Miguel Contributions	0.00
30020 Common Stock	5,000.00
30025 Mikayla Contribution	0.00
31000 Miguel - Draw	-483.46
31001 Mikayla - Draw	-218.00
32000 Retained Earnings	-460,765.87
Net Income	-135,521.98
Total Equity	**$ -591,989.31**
TOTAL LIABILITIES AND EQUITY	**$392,757.66**

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - February, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-135,521.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11401 Merchant Undeposited Funds:DoorDash Undeposited Funds	-3,679.70
11402 Merchant Undeposited Funds:Grubhub Undeposited Funds	-1,003.34
11404 Merchant Undeposited Funds:Square Undeposited Funds	-3,049.94
11405 Merchant Undeposited Funds:Stripe Undeposited Funds	1,185.46
11406 Merchant Undeposited Funds:Toast Undeposited Funds	-1,432.71
11510 Prepaid Expenses	-2,700.00
11700 Payroll Advance	1,000.00
12200 Furniture & Equipment	-330.86
20000 Accounts Payable	4,290.61
21000 Capital One	15,811.50
21200 Citi Credit Card 7607	678.28
21400 Expensify Card Liability Account	0.00
21300 Catering Deposits	-150.00
21500 N/P Steve Starr	100,000.00
22000 Sales Tax Payable	-3,520.19
23001 Undistributed Tips:Tips Payable - Toast	-1,501.61
23003 Undistributed Tips:Tips - Doordash Drive	-556.28
23004 Undistributed Tips:Tips Payable - Square	611.23
23500 Gift Card Liability	-1,818.81
23600 Prepaid Orders	392.30
24000 Payroll Clearing	0.00
24003 Payroll Clearing:Payroll Liability:Medical Clearing	1,651.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**105,877.80**
Net cash provided by operating activities	**$ -29,644.18**
INVESTING ACTIVITIES	
12300 Improvements	-2,710.75
12400 Machinery & Equipment	-6,377.00
12810 Other Asset:Capitalized Franchising Costs	-11,516.42
Net cash provided by investing activities	**$ -20,604.17**
FINANCING ACTIVITIES	
25001 Notes Payable - 2015 Ford Transit 3111	-1,050.90
25002 Notes Payable - 2018 Ford Transit 3659	-1,448.93
25005 CRF Access Capital Loan	0.00
26000 SMBX Bonds	-6,379.82
30000 Opening Balance Equity	0.00
31000 Miguel - Draw	-210.00
31001 Mikayla - Draw	-218.00
Net cash provided by financing activities	**$ -9,307.65**
NET CASH INCREASE FOR PERIOD	**$ -59,556.00**
Cash at beginning of period	135,310.87

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - February, 2022

	TOTAL
CASH AT END OF PERIOD	**$75,754.87**